UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2019

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

4501 Magnolia Cove Drive Suite 106
Houston, TX 77345
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously announced, Orion Engineered Carbons S.A. (the “Company”) will convene an Annual General Meeting (“AGM”) and an Extraordinary General Meeting (“EGM” and, together with the AGM, the “General Meetings”) of Shareholders on April 16, 2019. The Company established March 11, 2019, as the record date for the General Meetings.

Attached hereto as Exhibits 99.1 and 99.2 are (i) the related proxy card for use in connection with the AGM and (ii) the related proxy card for use in connection with the EGM, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: March 19, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Proxy Card for the Annual General Meeting of Shareholders

99.2	Form of Proxy Card for the Extraordinary General Meeting of Shareholders